SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: January 18, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 18, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

January 18, 2005

IVANHOE MINES RECEIVES CHINESE CENTRAL GOVERNMENT
APPROVAL FOR INNER MONGOLIA GOLD, COPPER AND SILVER
PROJECTS

30-YEAR BUSINESS LICENCE GRANTED

BEIJING, CHINA — Ivanhoe Mines Chairman Robert Friedland and Executive Vice President, Exploration, Douglas Kirwin today announced that the Chinese Ministry of Land & Resources (MOLAR) has approved the transfer of six exploration licences held in the name of the Inner Mongolia Bureau of Geology (Bureau) into Ivanhoe’s Yahao joint venture, an 80/20 joint venture between Ivanhoe Mines (80%) and the Bureau (20%). In addition, the joint venture has received a 30-year Permanent Business Licence from the Inner Mongolia Provincial Government.

Yahao is the first fully-approved Sino-Foreign joint venture in China’s Inner Mongolia Autonomous Region to receive both Beijing’s MOLAR authorization to transfer in exploration licences and the Provincial Government’s grant of a 30-year business licence. Ivanhoe has the right to earn an 80% interest, and may earn a 90% interest under certain circumstances, in all mineral projects developed from the exploration and mining licences held by the Yahao joint venture in China.

Beijing’s MOLAR approval is important in that it provides central government authorization of the exploration licence rights of the joint venture. The Permanent Business Licence allows the Yahao joint venture to conduct business and apply for exploration licences in its own name, without the necessity of having the Bureau acquire the exploration licences and subsequently transferring them into the joint venture.

The six exploration licences that received MOLAR approval consist of two each for the three mineral projects in the Yahao joint venture — Siwumuchang (gold-silver-copper), Whu Zhu Er Ga Shun (copper-gold) and Ba Ri Tu Nan (gold-silver). In addition, the joint venture has received approval from both Beijing’s and Inner Mongolia’s MOLAR to transfer the existing Siwumuchang mining permit into the joint venture.

The Siwumuchang gold-silver-copper project is located in northeastern Inner Mongolia. The Yahao joint venture holds two exploration licences and one mining licence, covering an area of 90 square kilometres, encompassing the Siwumuchang deposit and its projected strike extensions. Siwumuchang is a hybrid low-to high-sulfidation epithermal gold-silver-copper system, hosted within two closely-spaced, northwest-trending mineralized structures. High-grade gold-silver-copper mineralization is hosted in diatreme breccias and epithermal-banded quartz-sulfide veins.

Whu Zhu Er Ga Shun is a porphyry copper-gold discovery, located in western Inner Mongolia. The Yahao joint venture holds two exploration licences covering 103 square kilometres encompassing the porphyry deposit. It also holds an option to transfer three additional exploration licences held in the name of the Bureau, that surround the porphyry deposit and are subject to further exploration activities prior to being submitted to MOLAR for approval. Monzodiorite-hosted porphyry copper-gold stockwork quartz veins and disseminated mineralization outcrop within an area of six square kilometres and are hosted in a late-Paleozoic sequence of intensely altered, hornfelsed rhyodacitic to andesitic lavas and volcaniclastic sediments.

The Ba Ri Tu Nan gold-silver project is located in northeastern Inner Mongolia. The Yahao joint venture holds two exploration licences, covering an area of 89 square kilometres, encompassing the main project area and its strike extensions. Low-sulfidation, epithermal gold-silver mineralization is exposed along an elongate ridge, consisting of intensely silicified rhyodacitic to andesitic lavas, tuffs and minor volcaniclastic debris flows. Abundant colloform to crustiform quartz-adularia banded veins and vein-breccia subcrop are present, representing the upper section of this mineralized epithermal system.

With respect to the Oblaga joint venture (an 80/20 joint venture between Ivanhoe Mines (80%) and Inner Mongolia Huayu Geology and Minerals Exploration Co. Ltd (Huayu) (20%)), Huayu is working with the local government to obtain approval for the transfer of the exploration licences, covering 400 square kilometres in Inner Mongolia, including the Oblaga gold-copper discovery, into the joint venture.

A map showing the company’s exploration projects in Inner Mongolia is available at www.ivanhoemines.com. Inner Mongolia, one of China’s largest and least explored provinces, covers 1.18 million square kilometres and forms part of China’s northern border with Mongolia and Russia. The region has large deposits of base and precious metals, rare-earth minerals and coal. Ivanhoe Mines has been aggressively pursuing its exploration activities in Inner Mongolia since 2003. Douglas Kirwin, Ivanhoe Mines Executive Vice President, Exploration, is the Qualified Person overseeing Ivanhoe’s exploration activities in Inner Mongolia, China, and he has reviewed the technical information in this release.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia, where additional copper, gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: Investors: Bill Trenaman / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements that include, but are not limited to, statements concerning Ivanhoe’s exploration in Inner Mongolia and the other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.